Exhibit 99.3

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2015. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers LLP, Independent Auditors, as stated in their report which is located on pages 40 and 41 of Franco-Nevada’s Annual Report.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 10, 2016

Independent Auditor’s Report

To the Shareholders of Franco-Nevada Corporation

We have completed integrated audits of Franco-Nevada Corporation and its subsidiaries’ 2015 and 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of income and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation and its subsidiaries as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Franco-Nevada Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2015 based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Franco-Nevada Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 10, 2016

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2015	December 31, 2014

ASSETS
Cash and cash equivalents (Note 5)	$149.2	$592.5
Short-term investments (Notes 6)	18.8	—
Receivables (Note 11)	65.1	72.1
Prepaid expenses and other (Note 7)	41.6	34.3
Current assets	274.7	698.9

Royalty, stream and working interests, net (Note 8)	3,257.5	2,636.9
Investments (Notes 6 & 11)	94.8	67.1
Deferred income tax assets (Note 17)	16.1	13.9
Other (Note 9)	31.2	50.1

Total assets	$3,674.3	$3,466.9

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$18.0	$17.7
Current income tax liabilities	2.8	3.4
Current liabilities	20.8	21.1

Debt (Note 13)	457.3	—
Deferred income tax liabilities (Note 17)	33.2	40.3
Total liabilities	511.3	61.4

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	3,709.0	3,656.6
Contributed surplus	44.3	45.5
Deficit	(302.2)	(197.8)
Accumulated other comprehensive loss	(288.1)	(98.8)
Total shareholders’ equity	3,163.0	3,405.5

Total liabilities and shareholders’ equity	$3,674.3	$3,466.9

Commitments (Note 20)

Subsequent Event (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 10, 2016.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	2015	2014

Revenue (Note 14)	$443.6	$442.4

Costs and expenses
Costs of sales (Note 15)	93.1	72.9
Depletion and depreciation	216.3	163.1
Impairment charges (Note 8(c))	62.9	31.1
Corporate administration (Notes 16 & 18)	15.1	16.4
Business development (Note 16)	2.7	2.2
	390.1	285.7

Operating income	53.5	156.7

Foreign exchange gain (loss) and other income (expenses) (Note 6)	(5.4)	(1.6)
Impairment of investments (Note 6)	(2.0)	(0.4)
Income before finance items and income taxes	46.1	154.7

Finance items
Finance income	5.3	3.9
Finance expenses (Note 13)	(2.9)	(1.6)
Net income before income taxes	48.5	157.0

Income tax expense (Note 17)	23.9	50.3

Net income	$24.6	$106.7

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in the market value of available-for-sale investments, net of an income tax recovery of $1.6 (2014 - income tax expense of $0.7) (Note 6)	(27.0)	2.2
Realized change in market value of available-for-sale investments (Note 6)	1.1	0.4
Currency translation adjustment	(163.4)	(98.9)
Other comprehensive loss	(189.3)	(96.3)

Total comprehensive income (loss)	$(164.7)	$10.4

Basic earnings per share (Note 19)	$0.16	$0.71
Diluted earnings per share (Note 19)	$0.16	$0.70

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2015	2014
Cash flows from operating activities
Net income	$24.6	$106.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	216.3	163.1
Impairment charges (Note 8)	62.9	31.1
Impairment of investments (Note 6)	2.0	0.4
Non-cash costs of sales (Note 15)	6.6	6.0
Other non-cash items	(0.8)	1.5
Gain on sale of investments (Note 6)	(0.9)	—
Deferred income tax (recovery) expense (Note 17)	(2.2)	18.6
Share-based payments (Note 18)	4.5	3.9
Unrealized foreign exchange loss	3.7	2.0
Mark-to-market on warrants (Note 6)	0.5	(1.3)
	317.2	332.0
Changes in non-cash assets and liabilities:
Decrease in receivables	7.0	5.9
Increase in prepaid expenses and other	(70.4)	(67.1)
Decrease in current liabilities	(0.3)	(3.8)
Net cash provided by operating activities	253.5	267.0

Cash flows from investing activities
Proceeds on sale of investments	25.6	45.2
Acquisition of investments	(111.3)	(54.6)
Proceeds from the sale of gold bullion	60.8	85.2
Acquisition of royalty, stream and working interests	(1,016.8)	(853.8)
Acquisition of other assets	—	(33.8)
Acquisition of property and equipment	—	(0.1)
Acquisition of oil & gas well equipment	(3.6)	(4.0)
Net cash used in investing activities	(1,045.3)	(815.9)

Cash flows from financing activities
Proceeds from draw of Credit Facility (Note 13)	480.0	—
Repayment of Credit Facility	(20.0)	—
Net proceeds from issuance of common shares	—	479.8
Credit facility amendment costs	(2.3)	(0.7)
Payment of dividends (Note 18(b))	(94.1)	(90.7)
Proceeds from exercise of warrants	—	1.8
Proceeds from exercise of stock options (Note 18(a))	10.5	4.5
Net cash provided by financing activities	374.1	394.7
Effect of exchange rate changes on cash and cash equivalents	(25.6)	(23.3)
Net change in cash and cash equivalents	(443.3)	(177.5)
Cash and cash equivalents at beginning of period	592.5	770.0
Cash and cash equivalents at end of period	$149.2	$592.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$3.0	$1.3
Income taxes paid during the period	$27.8	$22.8

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

	Share capital	Contributed	Accumulated other comprehensive
	(Note 18)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	24.6	24.6
Other comprehensive loss	—	—	(189.3)	—	(189.3)
Total comprehensive loss					(164.7)
Exercise of stock options	15.0	(4.5)	—	—	10.5
Share-based payments	—	5.5	—	—	5.5
Vesting of restricted share units	2.2	(2.2)	—	—	—
Dividend reinvestment plan	34.9	—	—	—	34.9
Adjustment to finance costs	0.3	—	—	—	0.3
Dividends declared	—	—	—	(129.0)	(129.0)
Balance at December 31, 2015	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0

Balance at January 1, 2014	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8
Net income	—	—	—	106.7	106.7
Other comprehensive income	—	—	(96.3)	—	(96.3)
Total comprehensive income	—	—	—	—	10.4
Equity offering	484.8	—	—	—	484.8
Exercise of stock options	7.1	(2.6)	—	—	4.5
Exercise of warrants	2.6	(0.8)	—	—	1.8
Share-based payments	—	4.9	—	—	4.9
Vesting of restricted share units	1.8	(1.8)	—	—	—
Dividend reinvestment plan	27.3	—	—	—	27.3
Dividends declared	—	—	—	(92.0)	(92.0)
Balance at December 31, 2014	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties located in the United States, Canada, Mexico, Peru, Chile and Africa. The portfolio includes 340 mineral and oil & gas assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant Accounting Policies

(a)             Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for cash and cash equivalents, available-for-sale investments and derivatives which are measured at fair value. IFRS comprise IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) and the former Standing Interpretations Committee (“SIC”s).   These consolidated financial statements were approved for issuance by the Board of Directors on March 10, 2016.

(b)             Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)        Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2015 were as follows:

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%
FN Holdings ULC	Alberta	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)     Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in joint operations with respect to oil & gas working interests but does not have joint control.  A working interest is an ownership position in the oil & gas property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income (loss).

(c)              Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income (loss).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income and other comprehensive income (loss). When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income (loss).  Acquisition costs are expensed.

(d)             Currency translation

(i)    Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)   Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•      assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

•      income and expenses for each subsidiary are translated at the average exchange rates during the period; and

•      all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(e)              Mineral, stream and oil & gas interests

Mineral, stream and oil & gas interests consist of acquired royalty interests and stream metal purchase agreements in producing, advanced/development and exploration stage properties. Mineral, stream and oil & gas interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of mineral, stream and oil & gas interests was determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects that in management’s view have a reasonable possibility of generating steady-state revenue for the Company in the next five years or include properties under development, permitting, feasibility or advanced

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

exploration.  Exploration assets represent early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

Producing mineral and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and /or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing mineral or stream interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the mineral and stream properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a mineral, stream or oil & gas interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Mineral, stream and oil & gas interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage mineral, stream and oil & gas interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.

(f)                Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to oil & gas well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to oil & gas well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the oil & gas properties. For oil & gas well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)             Impairment of non-financial assets

Producing and advanced mineral, stream and oil & gas interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.  Impairment losses are charged to the mineral, stream or oil & gas interest or working interest and any associated oil & gas well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion, prepaid gold and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Mineral and oil & gas interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h)             Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payables, accrued liabilities, debt  and investments, including equity investments, loans receivable, warrants and term deposits. Financial instruments are recognized initially at fair value.

(i)        Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.  Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)     Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

(iii)  Investments

Investments comprise equity interests in publicly-traded and privately-held entities, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in other income (expense) or impairment of investments in the statement of income and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as warrants and receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value and changes in fair value are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as loans and receivables because they have fixed or determinable payments and are not quoted in an active market. Loans are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv) Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as other financial liabilities at amortized cost using the effective interest method.

(v)    Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income in subsequent periods if the fair value of the financial assets increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

(i)                Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream and working interests, revenue recognition occurs when the relevant commodity received from the stream or working interest operator is physically delivered and then sold by the Company to its third party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

(j)                Gold and silver sales

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. Generally, the Company records the sales at the time of physical delivery, which is also the date that title to the gold or silver passes to the purchaser.

(k)              Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(l)                Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold and/or silver for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(m)           Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(n)             Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(o)             Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income (loss).

(p)             Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable service period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(q)             Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(r)               Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16.

The Company is currently assessing the impact of IFRS 9, IFRS 15 and IFRS 16 on the consolidated financial statements.

Note 3 — Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 — Acquisitions and Transactions

(a)         Antamina

On October 9, 2015, the Company acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru. In exchange for a $610.0 million advance payment, the Company will purchase all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%. The Company will pay 5% of the spot silver price for each ounce delivered under the stream agreement. The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement.

(b)         Weyburn Unit

On November 6, 2015, the Company purchased an additional 0.29% working interest in the Weyburn Unit for C$6.4 million.

(c)          Cobre Panama

On November 2, 2015, the Company finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project located in Panama. The changes from the

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining the Company’s security package. The principal commercial terms of the replacement agreement remain the same as the original agreement including that the Company will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama. The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion. Initial funding of $337.9 million was made by the Company on November 3, 2015.

The amount of precious metals to be delivered under the agreement is indexed to the copper in concentrate produced from the entire project. The Company will pay $406/oz for each ounce of gold and $6.09/oz for each ounce of silver (subject to an annual adjustment for inflation) delivered under the stream agreement until 1,341,000 ounces of gold and 21,510,000 ounces of silver have been delivered. Thereafter, the Company will pay the greater of $400/oz for gold and $6/oz for silver (subject to an adjustment for inflation) or one half of the then prevailing market price.

(d)         Ring of Fire

On April 28, 2015, the Company acquired royalty rights in the Ring of Fire mining district of Ontario for $3.5 million and extended a loan in the amount of $25.0 million to Noront Resources Ltd. (“Noront”). Both the royalty and the loan were initially recorded at their respective fair values stated above. The royalty has been accounted for as an asset acquisition in accordance with the accounting policy for royalty interests. The loan, which bears annual interest at 7% and matures on April 28, 2020, is a financial asset recorded in Investments.

(e)          Dublin Gulch (Eagle)

On January 14, 2015, the Company acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million.

(f)            Candelaria

On November 3, 2014, the Company acquired a gold and silver stream on production from the Candelaria project located in Chile from Lundin Mining Corporation (“Lundin”) to help finance Lundin’s acquisition of Candelaria from Freeport-McMoRan Inc. The Company provided an up-front deposit of $648.0 million to acquire 68% of the payable gold and silver produced from Candelaria which reduces to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered under the stream agreement. The Company will pay $400 per ounce for gold and $4 per ounce for silver (subject to an annual adjustment for inflation commencing on the third anniversary of the acquisition). In addition, the Company may be required to make additional cash payments or may receive additional gold or silver in certain circumstances. The determination of whether additional payments will be required or additional gold and silver would be delivered is an annual determination by the parties to the agreement and will be based on actual recoveries from Candelaria during the previous year. As at December 31, 2015, an estimate of the potential financial effect of any additional cash payments or additional gold and silver receipts is not practicable.

On July 29, 2015, the Company made an additional and final $7.5 million payment to Lundin due to an increase in reserves following resolution of certain post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest.

The Company subscribed for C$25.0 million in Lundin’s subscription receipts offering. The common shares acquired were designated as available-for-sale investments. (See Note 6 - Investments).

(g)         Karma Gold Stream

On August 11, 2014, the Company and Sandstorm Gold Inc. (“Sandstorm”) entered into a $120.0 million syndicated stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa. Under the terms of the agreement, the parties committed to provide True Gold with $100.0 million in initial funding and provided True Gold with an option to increase the funding by up to $20.0 million until February 11, 2016 which was subsequently extended to August 11, 2016. If True Gold exercises its option to increase the funding, True Gold is obligated to deliver up to 30,000 additional ounces of gold over eight quarters, pro-rata to the amount

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

exercised starting 18 months from the initial draw under the option. The Company has a 75% interest in the stream and Sandstorm has a 25% interest. Over a period of five years, starting March 31, 2016, True Gold shall deliver to the parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces (excluding any amounts owing under the increase option). Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the parties. The parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement. The Company made its final payment under its initial commitment on January 8, 2016. In addition, True Gold exercised its option and drew down an additional $5.0 million on January 8, 2016.

(h)         Guadalupe Gold Stream

On June 23, 2014, the Company signed a letter of intent (“LOI”) agreeing to purchase a new 50% gold stream on Coeur Mining Inc.’s Palmarejo project located in Mexico. Under the terms of the LOI, the Company funded a $22.0 million deposit which was used for development of the Guadalupe underground mine and the Company will pay the lesser of (i) $800 per ounce; or (ii) the London PM gold fix on the day of delivery for each ounce delivered. The new gold stream will become effective following the completion of the minimum obligation under the Company’s existing Palmarejo gold stream. The Company agreed to terminate its existing gold stream on Palmarejo following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. The $2.0 million payment was recorded as a reduction in the carrying amount of the existing stream asset.

The transaction closed on October 2, 2014 with the Company funding the $22.0 million in instalments throughout 2015.

(i)            AngloGold Ashanti Portfolio

On June 9, 2014, the Company acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

(j)            Cerro Moro

On April 23, 2014, the Company acquired an existing 2.0% net smelter return royalty (“NSR”) on Yamana Gold Inc.’s Cerro Moro project located in Argentina for $19.6 million.

(k)          Fire Creek/Midas

On February 11, 2014, the Company signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending December 2018, to the Company following which the royalty will become payable on gold produced from the Fire Creek and Midas properties.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

The Company split the acquisition cost between prepaid gold ($33.8 million) and royalty interest ($1.2 million) based on the respective fair values of the assets acquired. As at December 31, 2015, prepaid expenses and other include an amount of $7.0 million (2014 - $6.6 million) related to ounces to be delivered within the next twelve months and other assets include an amount of $14.1 million (2014 - $21.2 million) related to ounces to be delivered later than the next twelve months.

(l)            Sabodala Gold Stream

On January 15, 2014, the Company acquired a 6.0% gold stream on Teranga Gold Corporation’s (“Teranga”) Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, the Company funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6.0% of the gold produced from Sabodala. The Company will pay 20% of the market price of gold for each ounce delivered under the agreement.

All of the above acquisitions have been classified as asset acquisitions.

Note 5 — Cash and Cash Equivalents

As at December 31, 2015 and 2014, cash and cash equivalents were primarily held in interest-bearing deposits and Canadian and U.S. denominated treasury bills.

	2015	2014
Cash deposits	$137.9	$569.5
Term deposits	11.3	23.0
	$149.2	$592.5

Note 6 — Investments

	2015	2014
Short-term investments:
Term deposits	$18.8	$—
Total short-term investments	$18.8	$—

Non-current investments
Equity investments	$68.3	$66.5
Warrants	0.1	0.6
Loan receivable	26.4	—
Total Investments	$94.8	$67.1

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through other transactions; (ii) warrants in publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction (See Note 4 (c)). Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

equity investment of a non-public entity, having a carrying value of $3.8 million (2014 - $4.5 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined as there is no publicly available information from which to estimate future cash flows, associated operating costs or capital expenditures.

As at December 31, 2015, the market value of certain of these equity investments decreased compared to their values at December 31, 2014 and the Company recorded a net unrealized loss of $25.9 million (2014 — gain of $2.6 million), net of an income tax recovery of $1.6 million, (2014 — income tax expense of $0.7 million) in other comprehensive income (loss).

During the year ended December 31, 2015, the fair value of certain of its equity investments experienced a decline in value which management assessed to be significant or prolonged and, as a result, an impairment charge of $2.0 million (2014 - $0.4 million) has been included in the consolidated statement of income and comprehensive income (loss).

As at December 31, 2015, the market value of warrants decreased compared to their values at December 31, 2014 and the Company recorded a loss of $0.5 million (2014 — $1.3 million) in other income (expenses) in the consolidated statement of income and comprehensive income (loss).

The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss)   for the years ended December 31, 2015 and 2014 were as follows:

	2015	2014
Mark-to-market gains (losses) on equity securities	$(27.5)	$3.3
Deferred tax recovery (expense) in other comprehensive income	1.6	(0.7)
Unrealized gains (losses) on available-for-sale securities, net of tax	(25.9)	2.6
Reclassification adjustment for realized gains (losses) recognized in net income due to impairments	(1.1)	(0.4)
	$(27.0)	$2.2

Note 7 — Prepaid expenses and other

Prepaid expenses and other comprise the following:

	2015	2014
Gold bullion	$21.0	$17.6
Prepaid gold	7.0	6.6
Prepaid expenses	13.6	9.8
Debt issue costs	—	0.3
	$41.6	$34.3

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Note 8 — Royalty, Stream and Working Interests, Net

The following tables summarize the Company’s royalty, stream and working interests carrying values as at December 31, 2015 and 2014, respectively:

As at December 31, 2015	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$967.4	$(429.2)	$—	$538.2
Streams	2,806.5	(684.2)	—	2,122.3
Oil and Gas	612.3	(207.7)	(48.3)	356.3
Advanced	229.1	(17.3)	(11.4)	200.4
Exploration	52.5	(12.1)	(0.1)	40.3
	$4,667.8	$(1,350.5)	$(59.8)	$3,257.5

As at December 31, 2014	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$1,003.1	$(384.8)	$—	$618.3
Streams	1,803.8	(525.7)	(26.6)	1,251.5
Oil and Gas	726.1	(222.4)	—	503.7
Advanced	239.3	(17.0)	—	222.3
Exploration	54.2	(8.6)	(4.5)	41.1
	$3,826.5	$(1,158.5)	$(31.1)	$2,636.9

(1) Accumulated depletion includes previously recognized impairment charges.

	Mineral
	Royalties	Streams	Oil & Gas	Advanced	Exploration	Total
December 31, 2013	$716.2	$530.1	$577.5	$187.9	$38.5	$2,050.2
Acquisitions	1.3	831.3	—	19.2	3.3	855.1
Disposals	—	(2.0)	—	—	—	(2.0)
Transfers	(30.9)	—	—	25.2	5.7	—
Impairments	—	(26.6)	—	—	(4.5)	(31.1)
Depletion	(51.1)	(81.3)	(25.7)	(0.9)	(0.2)	(159.2)
Impact of foreign exchange	(17.2)	—	(48.1)	(9.1)	(1.7)	(76.1)
December 31, 2014	$618.3	$1,251.5	$503.7	$222.3	$41.1	$2,636.9
Acquisitions (Note 4)	—	1,002.7	3.6	6.1	3.9	1,016.3
Disposals	—	—	—	—	(0.7)	(0.7)
Impairments			(48.3)	(11.4)	(0.1)	(59.8)
Depletion	(51.4)	(131.9)	(21.3)	(0.9)	(0.7)	(206.2)
Impact of foreign exchange	(28.7)	—	(81.4)	(15.7)	(3.2)	(129.0)
December 31, 2015	$538.2	$2,122.3	$356.3	$200.4	$40.3	$3,257.5

a)             Mineral Streams and Royalties

Antamina

The Company owns a silver stream on Teck’s 22.5% interest in the Antamina project located in Peru (See Note 4(a) — Acquisitions and Transactions).

Cobre Panama

The Company owns a precious metals stream on First Quantum’s Cobre Panama project located in Panama (See Note 4(b) — Acquisitions and Transactions).

Candelaria

The Company owns a 68% gold and silver stream on Lundin’s Candelaria project located in Chile. (See Note 4(e) — Acquisitions and Transactions).

Palmarejo Stream

The Company owns a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) located in Mexico and operated by Coeur Mining, Inc. (“Coeur”). The stream covers 50% of the gold production from the

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Palmarejo Project, includes a monthly minimum of 4,167 ounces and is capped at 400,000 ounces which is expected to be reached by mid-2016. The Company pays Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. As at December 31, 2015, the Company has received 370,672 ounces of gold from the Palmarejo Project (2014 — 319,252 ounces of gold). (See Note 4(h) — Acquisitions and Transactions).

Sudbury Basin (comprised of three stream interests)

The Company acquired an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International Ltd. operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold.

Mine Waste Solutions (“MWS”)

The Company acquired an agreement to purchase 25% of the life-of-mine gold production from the MWS tailings recovery operation in South Africa. The stream remains effective until the Company receives 312,500 ounces of gold in aggregate beginning January 1, 2012. The Company will pay an ongoing payment equal to the lesser of $400 per ounce price (subject to an annual inflation adjustment starting in 2012) and the prevailing spot price. MWS is operated by AngloGold Ashanti Limited. As at December 31, 2015, the Company has received 92,052 ounces of gold from MWS (2014 — 69,436 ounces of gold).

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the “Goldstrike Complex”) located in Nevada.  The Goldstrike Complex is comprised of: (i) the Betze-Post open-pit mine; and (ii) the Meikle and Rodeo underground mines.  Barrick Gold Corporation (“Barrick”) is the operator of each of these mines.  The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation.  The NPI royalties are calculated as cumulative proceeds less cumulative costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

b)             Oil & Gas Royalties and Working Interests

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc.  The Company holds an 11.71% net royalty interest (“NRI”), a 0.44% royalty interest and a 2.56% working interest in the Weyburn Unit.  The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party. An NRI is a royalty interest that is paid net of operating and capital costs.

c)              Impairments of Royalties, Streams and Working Interests

Impairments in the carrying value of each CGU (generally individual royalty or stream interest or in the case of oil & gas, a group of interests in the same property and the associated oil & gas well equipment) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is generally calculated using an estimate of future discounted cash-flows. As part of the Company’s regular asset impairment analysis, which included the presence of impairment indicators, the Company recorded impairment charges for the years ended December 31, 2015 and 2014, as summarized in the following table:

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

	2015	2014
Royalty, stream and working interests, net:
Weyburn Unit	$41.3	$—
Midale Unit	7.0	—
Red Lake (Phoenix)	11.4	—
Mine Waste Solutions	—	26.6
Exploration assets	0.1	4.5
Other non-current assets:
Oil well equipment	3.1	—
Total impairment losses	$62.9	$31.1

During 2015, the following were identified as indicators of impairment:

Weyburn Unit

The Company’s interest in the Weyburn Unit comprises an 11.71% NRI, a 0.44% overriding royalty and a 2.56% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Midale Unit

The Company’s interest in the Midale Unit comprises a 1.14% gross override royalty interest and a 1.59% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Red Lake (Phoenix)

On January 11, 2016, the operator of the Phoenix Gold project, Rubicon Minerals Corporation, released an updated Mineral Resource Statement which reflected a 91% decrease in the Indicated resource category and an 86% decrease in the Inferred resource category over its 2013 Mineral Resource Statement. The Company holds a 2% net smelter return royalty (subject to a buy-back of 0.5%) on certain claims covering the Phoenix Gold project. Management assessed the decline in the Mineral Resource Statement as an indicator of impairment and, accordingly, performed an impairment assessment.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for the Weyburn Unit CGU, Midale Unit CGU and Red Lake (Phoenix) royalty was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the production of oil or mining of gold, as appropriate. The estimates of future cash-flows were derived from a model for the Weyburn and Midale Units developed by management using cash-flows prepared by an independent reserve engineer and expected performance based on publicly released technical information to predict future performance. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts and independent reserve evaluators, where appropriate. The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with gold royalty assets or working interests, respectively.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

The key assumptions used in the impairment testing are summarized in the table below:

	2016	2017	2018	2019	2020+
Oil price (C$/boe)	$48.49	$57.16	$61.21	$66.16	$83.43
Weyburn & Midale discount rate	8%	8%	8%	8%	8%
Gold price (US$/oz)	$1,156	$1,174	$1,192	$1,216	$1,201
Red Lake (Phoenix) discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the oil and gold commodity prices and discount rates, which are the key assumptions that impact the impairment calculations. For the Weyburn and Midale Units, the Company assumed a 10% change for the oil equivalent price assumptions, taking the oil price from an average of C$63.29/boe to C$75.09/boe and C$91.77/boe, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate assumption, taking it from 8% to 5% and 11%, while holding all other assumptions constant. For the Red Lake (Phoenix) royalty, the Company assumed a 10% change for the gold price assumption, taking the gold price from an average of $1,188/ounce to $1,069/ounce and $1,307/ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate, taking it from 5% to 2% and 8%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation:

As at December 31, 2015	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$318.3	$62.9
Impairment recorded if, in isolation:
10% decrease in commodity prices
Oil CGUs	$256.8	$107.8
Red Lake (Phoenix)	4.6	12.0
	$261.4	$119.8
10% increase in commodity prices
Oil CGUs	$358.1	$6.4
Red Lake (Phoenix)	5.9	10.8
	$364.0	$17.2
300 basis point decrease to the discount rate
Oil CGUs	$359.6	$4.9
Red Lake (Phoenix)	7.2	9.5
	$366.8	$14.4
300 basis point increase to the discount rate
Oil CGUs	$251.8	$112.7
Red Lake (Phoenix)	3.9	12.8
	$255.7	$125.5

During 2014, the following were identified as indicators of impairment:

MWS

As described in Note 8 (a) above, MWS is a stream arrangement that is capped at 312,500 ounces, which has produced at a steady rate since the Company acquired the interest. Due to the limited optionality on the stream and its capped nature, management assessed that the reduction in consensus gold price estimates during the relatively fixed life of the stream is an indication of impairment on MWS and, accordingly, performed an impairment assessment.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In these circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2014, the total amount written off was $4.5 million.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for MWS was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the MWS tailings. The estimates of future cash-flows were derived from a life-of-mine model developed by the Company’s management using MWS’s historical performance to predict future performance. Based on observable market or publicly available data, the Company’s management made assumptions of future gold prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with MWS.

The key assumptions used in the impairment testing are summarized in the table below:

	2015	2016	2017	2018	2019 +
Gold price per ounce	$1,262	$1,276	$1,267	$1,261	$1,277
Discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. The Company assumed a 10% change for the gold price assumptions, taking the gold price from an average of $1,273 per ounce to $1,146 per ounce and $1,400, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 250 basis point change for the discount rate assumption, taking it from 5% to 2.5% and 7.5%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 250 basis points for the discount rate.

As at December 31, 2014	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$172.0	$26.6
Impairment recorded if, in isolation,:
10% decrease in commodity prices	145.6	53.0
10% increase in commodity prices	198.3	0.3
250 basis point decrease to the discount rate	194.1	4.5
250 basis point increase to the discount rate	153.4	45.2

Note 9 - Other

Other assets comprise the following:

	2015	2014
Prepaid gold	$14.1	$21.2
Oil & gas well equipment, net	16.4	27.0
Furniture and fixtures, net	0.7	0.9
Debt issue costs	—	1.0
	$31.2	$50.1

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Note 10 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2015	2014
Accounts payable	$6.2	$6.2
Accrued liabilities	11.8	11.5
Total	$18.0	$17.7

Note 11 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Value
Cash and cash equivalents	$149.2	$—	$—	$149.2
Short-term investments	18.8	—	—	18.8
Receivables from provisional gold equivalent sales	—	9.3	—	9.3
Available-for-sale equity investments	64.5	—	—	64.5
Warrants	0.1	—	—	0.1
	$232.6	$9.3	$—	$241.9

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
As at December 31, 2014	(Level 1)	(Level 2)	(Level 3)	Value
Cash and cash equivalents	$592.5	$—	$—	$592.5
Receivables from provisional gold equivalent sales	—	13.0	—	13.0
Available-for-sale securities	62.0	—	—	62.0
Warrants	0.6	—	—	0.6
	$655.1	$13.0	$—	$668.1

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Fair Values of Financial Assets and Liabilities

The fair value of the Company’s remaining financial assets and liabilities which include receivables, loans receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, and/or floating interest rate on the debt. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests	$—	$—	$302.0	$302.0
Oil well equipment	—	—	16.3	16.3
	$—	$—	$318.3	$318.3

As at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests	$—	$—	$172.0	$172.0

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair value of cash and cash equivalents, including interest bearing cash deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)                 Short-term investments

The fair value of interest bearing cash deposits and treasury bills is classified within Level 1 of the fair value hierarchy.

c)              Receivables

The fair value of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

d)             Investments

The fair value of publicly-traded investments, including available-for-sale equity investments and warrants, is determined based on a market approach reflecting the closing price of each particular security at the statement of financial position date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

e)              Royalty, stream and working interests

The fair value of royalty, stream and working interests is determined primarily using a market approach using unobservable cash-flows, and as a result is classified within Level 3 of the fair value hierarchy. Refer to Note 8(c) for disclosures of inputs used to develop these measures.

Note 12 - Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and  interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

a)             Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is un-hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars  and Australian dollars.  The Company has exposure to the Canadian dollar through its oil & gas activities and corporate administration costs.  Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated treasury bills on a ratio of 46% to 29%, respectively, and 25% in other currencies, as at December 31, 2015.  This serves to somewhat mitigate the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2015, the U.S. dollar strengthened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment loss of $163.4 million in other comprehensive loss (2014 — $98.9 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments and interest payments on our variable-rate debt ($457.3 million as at December 31, 2015).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

Impact of a 0.5% change in interest rates

	Effect on Net Income		Effect on Equity
	2015	2014	2015	2014
0.5% increase	$(1.7)	$2.1	$(1.7)	$2.1
0.5% decrease	1.7	(2.1)	1.7	(2.1)

b)             Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, short-term investments, receivables and loans

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2015, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

c)              Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2015, the Company held $168.0 million in either cash, cash equivalents or highly-liquid investments (December 31, 2014 - $592.5 million).  All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 20(a), dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues.  In addition, the Company is committed to fund under its precious metals stream agreements as described in Note 20(b) and 20(c). (See Note 22 - Subsequent Events).

d)             Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2015 compared to the prior year.  The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facility as at December 31, 2015.

As at December 31, 2015, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $168.0 million (December 31, 2014 - $592.5 million), long-term investments totaling $94.8 million (December 31, 2014 - $67.1 million), of which $64.5 million (December 31, 2014 - $62.0 million) are held in liquid securities and $540.0 million available under its $1.0 billion unsecured revolving term credit facility, all of which were available for growing the asset portfolio and paying dividends.

Note 13 - Revolving Term Credit Facility

The Company has a five year $1.0 billion unsecured revolving term credit facility (“Credit Facility”). During 2015, the Company amended its Credit Facility by increasing the available credit from $500.0 million to $1.0 billion and extending the term to November 12, 2020.

On October 6, 2015 and October 21, 2015, the Company drew $250.0 million and $230.0 million, respectively, under its Credit Facility to fund a portion of the Antamina and Cobre Panama transactions (See Note 4(a) and 4(b) — Acquisitions and Transactions). The funds were drawn as 30-day Libor loans with the associated interest rate based on 30-day Libor rates plus 1.20%.  On December 7, 2015, the Company repaid $20.0 million under its Credit Facility and as at December 31, 2015, the Company has $460.0 million outstanding under its Credit Facility. The Credit Facility has been presented net of unamortized debt issue costs in the amount of $2.7 million, which are being

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

amortized as a component of interest over the life of the Credit Facility. Interest associated with the drawdowns totaled $1.5 million for 2015 with $0.8 million being expensed and $0.7 million being capitalized to the Cobre Panama stream interest.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

•                  Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.20% and 1.20% per annum depending upon the Company’s leverage ratio; or

•                  LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.20% and 2.20% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•                  Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.20% and 1.20% per annum, depending on the Company’s leverage ratio; or

•                  Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.20% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.24% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. As at December 31, 2015, a balance of $2.7 million related to debt issue costs will be amortised over the remaining term of the Credit Facility (2014 - $1.3 million). As at December 31, 2015, there was $460.0 million outstanding under the Credit Facility with an interest rate of 30-day LIBOR plus 1.20%.

For the year ended December 31, 2015, the Company recognized debt issuance cost amortization expense of $0.6 million (2014 - $0.3 million) and $1.5 million (2014 - $1.3 million) of standby and administrative fees.

Note 14 — Revenue

Revenue is comprised of the following:

	2015	2014
Mineral royalties	$149.4	$171.5
Mineral streams	257.5	188.6
Sale of prepaid gold	8.7	8.4
Oil & gas interests	28.0	73.9
Total	$443.6	$442.4

Note 15 — Costs of Sales

Costs of sales comprise:

	2015	2014
Cost of stream sales	$80.1	$57.7
Cost of prepaid ounces	6.6	6.0
Production taxes	2.6	2.5
Oil & gas operating costs	3.8	6.7
Total	$93.1	$72.9

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Note 16 — Related Party Disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	2015	2014
Salaries and short-term benefits[1]	$2.6	$4.2
Share-based payments[2]	4.1	3.3
Total	$6.7	$7.5

1                   Includes annual salary as at December 31, benefits and annual short-term incentives/other bonuses earned in the year.

2                   Represents the expense of stock options and restricted share units and mark-to-market changes on deferred share units during the year.

Note 17 - Income Taxes

Tax on profit	2015	2014
Current income tax expense (recovery)
Expense for the year	$25.4	$33.8
Adjustment in respect of prior years	0.7	(2.1)
Current tax	26.1	31.7
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	(3.8)	17.4
Impact of changes in tax rate	1.3	(0.3)
Change in (reversal of) unrecognized deductible temporary differences	0.9	(1.1)
Adjustments in respect of prior years	(1.4)	1.3
Unrealized foreign exchange on translation of mineral properties in foreign jurisdictions	0.2	1.4
Indexation of mineral properties in foreign jurisdictions	—	(0.2)
Other	0.6	0.1
Deferred tax	(2.2)	18.6
Total	$23.9	$50.3

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2015 and 2014, is as follows:

	2015	2014
Net income before income taxes	$48.5	$157.0
Statutory tax rate	26.1%	24.9%
Tax expense at statutory rate	12.7	39.0
Reconciling items:
Change in (reversal of) unrecognized deductible temporary differences	0.9	(1.1)
Income/expenses not (taxed) deductible	5.2	1.3
Differences in foreign statutory tax rates	(2.8)	8.5
Differences due to changing future tax rates	1.3	(0.3)
Foreign withholding tax	1.4	1.0
Temporary differences subject to initial recognition exemption	5.5	1.9
Unrealized foreign exchange on translation of mineral properties in foreign jurisdiction	0.2	1.4
Indexation of mineral properties in foreign jurisdiction	—	(0.2)
Other	(0.5)	(1.2)
Net income tax expense	$23.9	$50.3

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Income tax expense (recovery) recognized in other comprehensive income (loss) is as follows:

	2015			2014
	Before Tax Loss	Tax Recovery	After Tax Loss	Before Tax Gain	Tax Expense	After Tax Gain
Change in market value of available-for-sale investments	(27.5)	1.6	(25.9)	3.3	(0.7)	2.6
Cumulative translation adjustment	(163.4)	—	(163.4)	(98.9)	—	(98.9)
Other comprehensive loss	(190.9)	1.6	(189.3)	(95.6)	(0.7)	(96.3)

Deferred tax		1.6		—	(0.7)	—

The significant components of deferred income tax assets and liabilities as at December 31, 2015 and 2014, respectively, are as follows:

	2015	2014
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$3.7	$1.5
Non-capital loss carry-forwards	12.2	12.3
Investments	0.3	0.6
Other	(0.1)	(0.5)
	$16.1	$13.9

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(2.6)	$(4.5)
Royalty, stream and working interests	40.5	47.1
Non-capital loss carry-forwards	(3.2)	(3.1)
Investments	(0.4)	(0.3)
Other	(1.1)	1.1
	33.2	40.3

Deferred income tax liabilities, net	$17.1	$26.4

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Deferred tax assets are recognized for tax loss carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable.  The Company recognized deferred tax assets in respect of tax losses as at December 31, 2015 of $4.8 million (December 31, 2014 - $5.1 million) as projections of various sources of income support the conclusion that the realizability of these deferred tax assets is probable.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

	2015	2014
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$1.8	$0.2
Deferred income tax asset to be recovered after more than 12 months	14.3	13.7
	$16.1	$13.9
Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	(1.2)	(2.1)
Deferred income tax liability to be settled after more than 12 months	34.4	42.4
	$33.2	$40.3
Deferred income tax liabilities, net	$17.1	$26.4

Movement in net deferred taxes:

	2015	2014
Balance, beginning of year	$(26.4)	$(14.2)
Recognized in profit/loss	2.2	(18.6)
Recognized in other comprehensive income (loss)	1.6	(0.7)
Recognized in equity	0.2	4.9
Other	5.3	2.2
	$(17.1)	$(26.4)

The following table summarizes the Company’s non-capital losses at December 31, 2015 that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$60.6	2026-2035

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2015 is $335.3 million (December 31, 2014 — $255.9 million).  No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2015 is $52.7 million (December 31, 2014 - $31.2 million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

Note 18 - Shareholders’ Equity

a)             Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 158,054,349 common shares) having no par value and preferred shares issuable in series (issued nil).

During the year ended December 31, 2015, the Company issued 824,029 common shares (2014 — 406,637) upon the exercise of stock options and the vesting of restricted share units for proceeds of $10.5 million (2014 - $6.3 million). In addition, the Company issued 750,111 common shares (2014 — 534,104) in aggregate under its Dividend Reinvestment Plan (“DRIP”) for the year ended December 31, 2015.

On August 21, 2014, the Company completed a bought deal financing with a syndicate of underwriters for 8,375,000 common shares at $59.75 per common share. The net proceeds to the Company were $479.8 million after deducting share issue costs of $20.6 million. The Company recorded a deferred tax asset of $5.0 million related to these share issue costs.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

b)             Dividends

During the year ended December 31, 2015, the Company paid cash dividends in the amount of $94.1 million (2014 - $90.7 million). On February 26, 2016, the Company’s Board of Directors declared the Q1 2016 dividend of $0.21 per share.

c)              Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination.  Options are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2015, the Company granted 213,852 stock options (2014 — 226,270 stock options) to directors and employees at a weighted average exercise price of C$63.61 (2014 — C$59.52). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.  The fair value of stock options granted during 2015 has been determined to be $2.6 million (2014 - $3.1 million).

The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2015	2014
Risk-free interest rate	0.84%	1.48%
Expected dividend yield	1.78%	1.54%
Expected price volatility of the Company’s common shares	35.1%	33.6%
Expected life of the option	5.00 years	5.00 years
Forfeiture rate	0%	0%

and resulted in a weighted average fair value of C$16.82 per stock option (2014 — C$16.06 per stock option).

During the year ended December 31, 2015, an expense of $2.3 million (2014 - $2.1 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.5 million was capitalized to royalty, stream and working interest, net (2014 - $0.6 million).  As at December 31, 2015, there is $3.6 million (2014 - $4.3 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2014 — 1.4 years).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2015			2014
	Number	Weighted average exercise price		Number	Weighted average exercise price
Stock options outstanding, beginning of year	2,156,068	C$	31.81	2,228,107	C$	27.13
Granted	213,852	C$	63.61	226,270	C$	59.52
Exercised	(777,440)	C$	18.32	(298,309)	C$	17.85
Stock options outstanding, end of the year	1,592,480	C$	46.67	2,156,068	C$	31.81

Exercisable stock options, end of the year	1,195,625	C$	37.55	1,646,825	C$	25.26

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Options to purchase common shares outstanding at December 31, 2015, carry exercise prices and weighted average lives to maturity as follows:

Exercise price		Options outstanding	Options exercisable	Weighted average life (years)
C$	15.20	225,200	225,200	1.97
C$	15.41	30,000	30,000	2.89
C$	18.91	75,000	75,000	2.64
C$	27.62	50,000	50,000	4.01
C$	29.11	20,000	20,000	3.40
C$	31.39	150,000	150,000	4.39
C$	31.45	40,000	40,000	4.71
C$	33.12	2,500	2,500	4.90
C$	33.20	5,000	5,000	4.98
C$	40.87	111,608	71,521	7.95
C$	42.43	23,500	23,500	6.25
C$	42.48	15,000	15,000	5.94
C$	42.67	25,000	25,000	5.93
C$	45.85	18,500	166	7.88
C$	46.17	100,000	66,667	7.64
C$	55.38	100,000	100,000	6.95
C$	55.58	68,851	68,851	6.95
C$	57.57	95,000	95,000	6.91
C$	59.52	223,469	132,220	8.95
C$	58.67	65,000	—	9.64
C$	65.76	148,852	—	9.95
		1,592,480	1,195,625	6.28

d)             Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2015 and 2014 are as follows:

	2015	2014
Warrants outstanding, beginning of the year	6,510,769	6,510,769
Warrants outstanding, end of the year	6,510,769	6,510,769

The warrants have a C$75.00 per warrant exercise price and expire on June 16, 2017 (“2017 Warrants”).

e)                                      Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2015, 11,863 DSUs and Dividend Equivalent DSUs were credited to directors under the DSU Plan (2014 — 3,895) in connection with the conversion of directors’ fees. The value of the DSU

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

liability as at December 31, 2015, was $2.0 million (2014- $1.6 million). The mark-to-market adjustment recorded for the year ended December 31, 2015, in respect of the DSU Plan, was $0.2 million (2014 - $0.4 million).

f)                                        Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.  Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2015, 31,971 performance-based RSUs (2014 — 28,190) and 31,467 time-based RSUs (2014 — 27,633) were awarded to management of the Company. The fair value of the RSUs granted during 2015 has been determined to be $3.0 million (2014 - $2.9 million).  The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 0.49% (2014 — 1.22%), volatility of 38.99% (2014 — 36.69%), dividend yield of 0.0% (2014 — 0.0%) and 3 year expected life (2014 — 3.0 years). Included in the Company’s stock-based compensation expense is an amount of $2.2 million (2014- $1.8 million) relating to RSUs. In addition, $0.5 million related to the RSUs was capitalised to royalty, stream and working interest, net (2014 - $0.4 million). As at December 31, 2015, there is $4.3 million (2014 - $4.5 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.5 years (2014 — 1.4 years).

g)             Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2015 and 2014, respectively, were exercised:

	2015	2014
Common shares outstanding	158,054,349	156,480,209
Stock options	1,592,480	2,156,068
Warrants	6,510,769	6,510,769
Special Warrant[1]	2,000,000	2,000,000
Restricted Share Units	158,712	141,863
	168,316,310	167,288,909

1       In connection with a transaction with Taseko Mines Limited, one special warrant was granted to Taseko which is exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one common share of the Company at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied.

Note 19 — Earnings per Share (“EPS”)

As at December 31, 2015	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$24.6	156.9	$016
Effect of dilutive securities	—	0.5	—
Diluted EPS	$24.6	157.4	$0.16

Excluded from the computation of 2015 diluted EPS were 148,852 stock options (2014 — 321,270), 96,856 RSUs (2014 — 85,147) and 6,510,769 warrants (2014 — 6,510,769) due to the performance criteria for the vesting of the

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

RSUs having not been measurable prior to December 31, 2015 and the exercise prices for the stock options and warrants being greater than the weighted average price of common shares for the year ended December 31, 2015.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

As at December 31, 2014	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$106.7	150.5	$0.71
Effect of dilutive securities	—	1.0	(0.01)
Diluted EPS	$106.7	151.5	$0.70

Note 20 - Commitments

(a)                                 Ore purchase commitments

The following table summarizes the Company’s commitments to pay for gold, silver and platinum group metals (“PGM”) to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement[3]	Contract

Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years	7-Oct-15
Candelaria	68%[6]	68%[6]	0%	$400	$4.00	n/a	40 years	6-Oct-14
Cobre Panama	—%[7]	—%[8]	0%	$406	$6.09	n/a	45 years	2-Nov-15
Karma	4.875%[9]	0%	0%	20%[10]	n/a	n/a	40 years	11-Aug-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[11]	20-Jan-09
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years	2-Oct-14
Sabodala	6%[12]	0%	0%	20%[13]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[14]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[15]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08

1                   Subject to an annual inflationary adjustment except for Antamina, Karma, Guadalupe and Sabodala.

2                   Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

3                   Subject to successive extensions.

4                   Subject to a fixed payability of 90%. Percentage decreases to 15.0% after 86,000,000 ounces of silver has been delivered under the agreement.

5                   Purchase price is 5% of the average silver price at the time of delivery.

6                   Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

7                   Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

8                   Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver

9                   Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.

10              Purchase price is 20% of the average gold price at the time of delivery.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

11              Agreement is capped at 400,000 ounces of gold.

12              Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.

13              Purchase price is 20% of prevailing market price at the time of delivery.

14              Agreement is capped at 312,500 ounces of gold.

15              The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

(b)                                 Cobre Panama Precious Metal Stream

The Company is committed to fund the Cobre Panama precious metals stream as described in Note 4(c).

(c)                                  Karma Gold Stream

The Company is committed to fund the Karma transaction as described in Note 4(g).

Note 21 — Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty, stream and working interest acquisitions and management activities directly relating to royalty, stream and working interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2015, two interests totaling $101.6 million and $59.6 million, respectively, (2014 — two interests totaling $66.6 million and $57.8 million), comprised 22.9% and 13.4%, respectively, (2014 — 15.1% and 13.1%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

Revenue is earned from the following jurisdictions:	2015	2014
United States	$78.1	$83.4
Canada	97.0	157.5
Latin America:
Peru	14.4	—
Chile	101.6	23.9
Other	63.7	69.9
Rest of World	88.8	107.7
Revenue	$443.6	$442.4

Geographic royalty, stream and working interests are presented by the location of the mining operations giving rise to the royalty, stream or working interest.

Royalty, stream and working interests, net:	2015	2014
United States	$435.6	$470.6
Canada	661.5	854.5
Latin America:
Peru	604.1	—
Chile	624.9	672.3
Panama	343.6	4.8
Other	75.0	78.6
Rest of World	512.8	556.1
Royalty, stream and working interests, net	$3,257.5	$2,636.9

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Investments of $94.8 million (2014 - $67.1 million) are held in Canada. Oil & gas well equipment, included in other non-current assets, of $16.3 million (2014 - $27.0 million) is located in Canada.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(in millions, except share and per share amounts)

Note 22 — Subsequent Events

a)             On March 7, 2016, the Company repaid $230.0 million under its credit facility with a balance of $230.0 million outstanding following the repayment.

b)             On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $884.3 million after deducting share issue costs of $35.8 million.

c)              On February 10, 2016, the Company agreed to acquire a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, precious metals deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver. The transaction closed on February 26, 2016.